UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on October 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: October 30, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 29th, 2008
URL: http://www.komatsu.com/

Consolidated Business Results for Six Months of

the Fiscal Year Ending March 31, 2009 (U.S. GAAP)

1. Results for Six Months ended September 30, 2008

(Amounts are rounded to the nearest million yen)

(1)	Consolidated Financial Results

	Millions of yen & US dollars except per share amounts
	Six months ended September 30, 2008 (A)			Six months ended September 30, 2007 (B)	Changes Increase (Decrease) (A)-(B)
	Yen	Dollar		Yen	Yen	%
Net sales	1,211,288	11,427		1,080,042	131,246	12.2

Operating income	159,654	1,506		162,972	(3,318)	(2.0)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	156,728	1,479		158,584	(1,856)	(1.2)

Net income	100,341	947		103,800	(3,459)	(3.3)

Net income per share (Yen & US cents)
Basic	¥100.82	95.1	¢	¥104.36	¥(3.54)

Diluted	¥100.72	95.0	¢	¥104.21	¥(3.49)

Note:	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for six months ended September 30, 2008 at the rate of ¥106 to $1, the approximate rate of exchange at September 30, 2008.

(2)	Consolidated Financial Position

Millions of yen except per share amounts

	As of September 30, 2008	As of March 31, 2008
Total assets	2,175,197	2,105,146
Shareholders’ equity	955,789	887,126
Shareholders’ equity ratio	43.9%	42.1%
Shareholders’ equity per share (Yen)	¥960.75	¥891.49

2. Dividends (Cash Dividends per Share)

Yen

	The entire FY ending March 31, 2009		The entire FY ended
	Results	Projection	March 31, 2008
First quarter period
Second quarter period	22.0	—	20.0
Third quarter period
Year-end	—	22.0	22.0
Total		44.0	42.0

Note: Changes in the projected cash dividend: None

3. Projections for the Fiscal Year Ending March 31, 2009

Millions of yen except per share amounts

	The entire fiscal year
Net sales	2,380,000	6.1%
Operating income	300,000	(9.9)%
Income before income taxes, minority interests and equity in earnings of affiliated companies	290,000	(10.0)%
Net income	190,000	(9.0)%
Net income per share (Yen) Basic	¥190.99

Notes:	1)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.

	2)	Changes in projected consolidated business results: Applicable

4. Others

(1)	Changes in important subsidiaries during six months ended September 30, 2008 under review: None

(2)	Simplified accounting procedures and adaptation of specific accounting procedures for the production of consolidated quarterly financial statements: None

(3)	Changes in accounting principles, procedures and presentations for the production of consolidated quarterly financial statements

1)	Changes resulting from the revision of accounting standards: Applicable
Starting in the fiscal year which began April 1, 2008, Komatsu Ltd. and its subsidiaries have adopted the provision of the Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a material impact on our consolidated results of operations and financial condition.

2)	Changes in matters other than 1) above: None

(4)	Number of shares of common stock outstanding

1)	The numbers of common shares outstanding including treasury stock were as follows:

As of September 30, 2008:	998,744,060 shares
As of March 31, 2008:	998,744,060 shares

2)	The numbers of shares of treasury stock were as follows:

As of September 30, 2008:	3,904,845 shares
As of March 31, 2008:	3,640,213 shares

3)	The numbers of average common shares outstanding were as follows:

Six months ended September 30, 2008:	995,234,502 shares
Six months ended September 30, 2007:	994,615,040 shares

[Reference]

Results for Three Months ended September 30, 2008

(Amounts are rounded to the nearest million yen)

Millions of yen & US dollars except per share amounts

	Three months ended September 30, 2008
	Yen	Dollar
Net sales	604,456	5,702
Operating income	76,390	721
Income before income taxes, minority interests and equity in earnings of affiliated companies	63,960	603
Net income	42,610	402
Net income per share (Yen & US cents)
Basic	¥42.81	40.4	¢
Diluted	¥42.78	40.4	¢

5. Projection of the Parent Company for the Fiscal Year Ending March 31, 2009

(This is the first time for Komatsu Ltd. to disclose its projection for non-consolidated business results.)

Millions of yen except per share amounts

	Results for fiscal year ended March 31, 2008 (A)	Projection for fiscal year ending March 31, 2009 (B)	Changes Increase (Decrease) (B-A)
Net sales	926,731	930,000	3,269	0.4%
Operating profit	127,143	60,000	(67,143)	(52.8)%
Ordinary profit	135,500	72,000	(63,500)	(46.9)%
Net income	96,832	50,000	(46,832)	(48.4)%
Net income per share (Yen)	¥97.28	¥50.23	¥(47.05)

Management Performance and Financial Conditions

The Komatsu Group (hereinafter “Komatsu”) had included the forklift truck business of Komatsu Utility Co., Ltd. and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and Others segment until the end of the previous fiscal year. Starting in the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction, Mining and Utility Equipment segment and including all other businesses in the Industrial Machinery and Others segment. Accordingly, the related figures for the previous first six-month period are stated after retrospectively reclassifying them.

1. Outline of Operations and Business Results

During the first six-month period (April 1 – September 30, 2008), economic deceleration became more evident in Japan, the United States and Europe in addition to continued price surges of steel and other materials. At the same time, the Japanese yen appreciated sharply against major currencies. Against this background, Komatsu Ltd. and its subsidiaries (hereinafter “Komatsu”) continued to work on the selected tasks of the mid-range management plan “Global Teamwork for 15.” Aimed at the fiscal year ending March 31, 2010, this plan focuses on two core businesses: namely, the construction, mining and utility equipment business and the industrial machinery and others business which now includes Komatsu NTC Ltd. (hereinafter Komatsu NTC)* To fulfill corporate social responsibility and ensure sustainable growth as top management officers, we have been taking the leading initiative to promote thorough compliance, safety and environmental protection of Komatsu around the world.

Consolidated net sales for the first six-month period totaled ¥1,211.2 billion (US$11,427 million), up 12.2% from the same period a year ago.

In the construction, mining and utility equipment business, demand in Japan and the United States remained sluggish and that in Europe fell drastically in the six-month period under review. However, reflecting brisk resource and infrastructure developing in China, Southeast Asia, Latin America, Russia, the Middle East and Africa, global demand stayed at about the same level from the corresponding period a year ago. Komatsu worked to increase selling prices, while expanding production capacity and promoting cross sourcing of products in response to changes on the market. As a result, Komatsu achieved a sales increase from the first six-month period a year ago, even when the U.S. dollar, South African rand and some other currencies depreciated against the Japanese yen. In the industrial machinery and others business, Komatsu expanded sales over the corresponding six-month period a year ago by taking advantage of buoyant demand in facilities investment in emerging economies in addition to making Komatsu NTC a consolidated subsidiary.

With respect to profits, Komatsu concerted efforts particularly to expand the sales volume of equipment, increase selling prices and reduce production costs in order to absorb soaring prices of certain raw materials. Mainly due to the Japanese yen’s substantial appreciation, however, operating income for the first six-month period registered a slight decline of 2.0% from the corresponding period a year ago, to ¥159.6 billion (US$1,506 million). Operating income as a percentage of net sales for the first six-month under review was 13.2%, remaining at a high level, but showing a slight decline from the corresponding period a year ago. As a result, income before income taxes, minority interests and equity in earnings of affiliated companies decreased 1.2% from the corresponding period a year ago, to ¥156.7 billion (US$1,479 million) for the six-month period under review. Net income for the first six-month period amounted to ¥100.3 billion (US$947 million), 3.3% less from the corresponding period a year ago.

*	Effective October 1, 2008, NIPPEI TOYAMA Corporation changed its corporate name to Komatsu NTC.

Business results by operation are described below. (Sales figures represent those made to outside customers.)

Construction, Mining and Utility Equipment

While demand for construction and mining equipment was sluggish in Japan, the United States and Europe, it remained robust in emerging economies. In particular, demand for large equipment for use in mines was strong against the background of brisk resource development around the world. Demand for forklift trucks was also good in emerging economies.

Consolidated net sales of construction, mining and utility equipment reached ¥1,050.2 billion (US$9,908 million) for the first six-month period under review, up 6.1% from the corresponding six-month period a year ago. Reflecting Komatsu’s globalization efforts in production, sales and services over the years, the percentage distribution of sales by region has become well balanced with 15.4% in Japan, 25.7% in the Americas, 18.3% in Europe & CIS, 9.7% in China, 18.5% in Asia & Oceania, and 12.4% in the Middle East & Africa, free from skewed reliance on specific regions.

[Sales of Construction, Mining and Utility Equipment by Region]	Millions of yen

	Six months ended September 30, 2008 (A) 1USD = ¥106 1EUR = ¥162	Six months ended September 30, 2007 (B) 1USD = ¥119 1EUR = ¥163	Changes Increase (Decrease) (A)-(B)
Japan	161,387	172,699	(11,312)	(6.6)%
Americas	270,030	260,356	9,674	3.7%
Europe & CIS	192,791	212,610	(19,819)	(9.3)%
China	101,566	77,588	23,978	30.9%
Asia & Oceania	194,396	156,759	37,637	24.0%
Middle East & Africa	130,055	109,527	20,528	18.7%
Total	1,050,225	989,539	60,686	6.1%

Japan

While public-sector investment remained slack, demand fell drastically, as affected by a drop in housing starts resulting from the revision of Japan’s Building Code and soaring prices for building materials. In addition, demand was also adversely affected by the reassessment of tax revenues for road construction. In this environment, Komatsu worked to expand sales of new equipment and increase selling prices. However, sales in Japan for the first six-month period declined from the corresponding period a year ago.

While such a challenging environment lingered, Komatsu has decided to restructure its sales and service organization for construction equipment effective April 2009. To reinforce sales and service capabilities, a new sales company will be established by merging 12 consolidated sales subsidiaries and a sales subsidiary for wear-out parts.

Americas

North American demand for construction equipment for use in civil engineering declined as affected by a drop in U.S. housing starts and a slack economy resulting from the financial turmoil. Meanwhile, demand for equipment for use in mines continued to expand in both North and Latin America. Komatsu worked to increase selling prices and reinforce sales and product support capabilities for mining customers. In addition, Komatsu continued its efforts to ensure an appropriate level of inventories at its North American distributors. Against this backdrop, sales dropped in North America but surged in Latin America, resulting in six-month sales in the Americas increasing from the corresponding first six-month period a year ago.

Europe & CIS

Demand fell rapidly in Europe, as the economies slowed down clearly. Against this backdrop, Komatsu concerted its efforts to increase selling prices and ensure an appropriate level of inventories at local plants and distributors. In CIS, while demand for equipment grew for use in resource development and infrastructure development in urban areas, Komatsu worked to strengthen its distributor network and product support capabilities for mining and energy development customers. As a result, six-month sales increased from the corresponding first six-month period a year ago. Affected by a declining demand in Europe, sales in Europe & CIS for the first six-month period decreased from the corresponding period a year ago.

China

Growth of total demand was moderate, due to negative factors such as declining demand in the coastal region and temporary measures of the Chinese government to stop construction in conjunction with the Beijing Olympic Games. Meanwhile, total demand for mining equipment remained strong. Komatsu concerted its aggressive efforts to expand sales of new equipment based on IT-utilized information concerning business negotiations and equipment in use, working to improve operational efficiency of sales and production. As a result, six-month sales in China expanded from the corresponding first six-month period a year ago.

Asia & Oceania

In Indonesia, the largest market in Southeast Asia, demand increased in mining, civil engineering, agricultural, forestry and some other industries. Also in India, demand grew in infrastructure development and mining sectors. In Australia, demand for equipment for use in civil engineering declined slightly, while demand for mining equipment remained strong. Within this environment, Komatsu worked to reinforce sales and product support capabilities for mining customers and expand production capacity in Asia. As a result, sales in Asia & Oceania increased for the first six-month period from the corresponding period a year ago.

Middle East & Africa

In Africa, demand remained strong centering on mining equipment. However, the South African currency, Rand, depreciated sharply, pushing down sales for the first six-month period from the corresponding period a year ago. In the Middle East, by comparison, Komatsu captured expanded demand in oil-producing countries and the United Arab Emirates where large-scale investment projects were in progress and boosted sales. As a result, sales in the Middle East & Africa for the first six-month period expanded from the corresponding period a year ago.

Industrial Machinery and Others

In the industrial machinery and others business, Komatsu expanded consolidated net sales to ¥161.0 billion (US$1,519 million) for the first six-month period, an increase of 78.0% from the corresponding period a year ago, partly due to having made Komatsu NTC a consolidated subsidiary in March 2008.

While there were negative factors, such as sluggish economies in Japan, the United States and Europe, as well as restrained capital investment by the automobile manufacturing industry, sales of large presses, such as AC Servo presses and high-speed transfer lines increased steadily. Komatsu Machinery Corp. also expanded its business results. In response to the booming market for solar cells, Komatsu NTC boosted its sales of wire saws.

2. Financial Conditions

As of September 30, 2008, total assets had increased by ¥70.0 billion from the previous fiscal year-end to ¥2,175.1 billion (US$20,521 million). This increase comes from increases in inventories and tangible fixed assets, reflecting steady demand. Interest-bearing debt grew by ¥36.6 billion from the previous fiscal year-end to ¥488.7 billion (US$4,611 million). Shareholders’ equity totaled ¥955.7 billion (US$9,017 million), up ¥68.6 billion from the previous fiscal year-end, because of an increase of net income for the first six-month period under review. As a result, shareholders’ equity ratio increased by 1.8 percentage points from the previous fiscal year-end, to 43.9%. Net debt-to-equity ratio* was 0.43 compared to 0.39 as of the previous fiscal year-end.

Net cash provided by operating activities for the first six-month period under review amounted to ¥58.3 billion (US$551 million), resulting from an increase in working capital which offset an increase in net income, while declining by ¥28.3 billion from the corresponding period a year ago. Net cash used in investing activities increased by ¥37.0 billion, from the corresponding period a year ago, to ¥70.5 billion (US$665 million), resulting from aggressive investments for expanded production capacity and improved productivity in Japan and overseas. Net cash used in financing activities decreased by ¥13.7 billion from the corresponding period a year ago, to ¥13.7 billion (US$129 million).

As a result of the above, cash and cash equivalents as of September 30, 2008 totaled ¥77.2 billion (US$728 million), a decrease of ¥24.7 billion compared to the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits)/Shareholders’ equity

	As of Sep. 30, 2008	As of Mar. 31, 2008	As of Sep. 30, 2007
Shareholders’ equity ratio (%)	43.9	42.1	45.3
Shareholders’ equity ratio at aggregate market value (%)	76.6	130.7	199.3
Years of debt redemption	4.2	2.8	2.0
Interest coverage ratio	7.7	9.6	10.3

-	Shareholders’ equity ratio: Shareholders’ equity/Total assets

-	Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

-	Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

-	Interest coverage ratio: Net cash provided by operating activities/Interest expense

3. Projections for the Fiscal Year Ending March 31, 2009

In the construction, mining and utility equipment business, Komatsu anticipates that resource and infrastructure development will continue to fuel demand for earthmoving equipment against the background of growing population and advancing urbanization centering on emerging economies. Komatsu has an extensive product line-up, ranging from large equipment, mainly for mining applications, and medium-sized equipment for construction, to utility equipment for versatile applications such as urban civil engineering, farming and livestock-farming as well as cargo handling. In the growing market of “Greater Asia” where Komatsu enjoys an advantageous market position, Komatsu will continue to capitalize on its extensive product offerings for business growth.

With respect to the industrial machinery and others business, the automobile and semiconductor manufacturing industries are restraining their capital investments. Komatsu is going to expand Komatsu NTC’s production capacity of wire saws in line with growing capital investment designed to step up the production of solar cells around the world. Solar cells are attracting keen attention for their environment-friendly power generation.

Meanwhile, the financial turmoil that originated in the United States is further clouding the outlook for global economies, centering on the United States and Europe. In the construction, mining and utility equipment business, there are serious concerns such as slack demand in Japan, the United States and Europe, price increases of raw materials and adverse effects of the drastic depreciation against the Japanese yen of the U.S. dollar, euro and the currencies of emerging economies with natural resources.

In light of these conditions above, Komatsu has changed its projection, made on April 30, 2008, of consolidated business results for the fiscal year ending March 31, 2009 as follows.

Billions of yen

	Results for FY ended March 31, 2008 (A)	Current projection for FY ending March 31, 2009 (B)	Changes Increase (Decrease) (B)-(A)/(A)	Earlier projection for FY ending March 31, 2009
Net sales	2,243.0	2,380.0	6.1%	2,580.0
Operating income	332.8	300.0	(9.9)%	360.0
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	322.2	290.0	(10.0)%	353.0
Net income	208.7	190.0	(9.0)%	219.0

With respect to foreign exchange rates on which the new projection is based, Komatsu has changed the assumptions of average rates for the third and fourth quarters (October 1, 2008 – March 31, 2009) as follows: ¥95 per US$1 and ¥120 per EUR1. Accordingly, Komatsu has also changed the assumptions of average rates for the full fiscal year (April 1, 2008 – March 31, 2009) as follows: ¥101 per US$1 and ¥141 per EUR1, compared to the initial assumptions of ¥103 per US$1 and ¥160 per EUR1.

4. Basic Policy for Redistribution of Profits and Cash Dividends for Six Months Ended September 30, 2008

Komatsu is building a sound financial position and flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends.

Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio will not surpass 40%.

Concerning interim cash dividends, the Board of Directors of the Company set ¥22 per share, an increase of ¥2 from ¥20 for the previous interim dividends paid a year ago. This decision was reached by considering the consolidated business results for the first six-month period under review and future business prospects at the board meeting held on October 29, 2008.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

5. Financial statement

(1) Consolidated Balance Sheets

Assets

Millions of yen

	As of September 30, 2008		As of March 31, 2008
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥77,216		¥102,010
Time deposits	177		97
Trade notes and accounts receivable	513,450		523,624
Inventories	560,436		518,441
Deferred income taxes and other current assets	130,304		129,505

Total current assets	1,281,583	58.9	1,273,677	60.5

Long-term trade receivables	110,462	5.1	89,695	4.3

Investments
Investments in and advances to affiliated companies	22,712		22,884
Investment securities	84,100		79,479
Other	12,785		11,575

Total investments	119,597	5.5	113,938	5.4

Property, plant and equipment - Less accumulated depreciation	527,958	24.3	491,146	23.3

Goodwill	32,299	1.5	31,833	1.5
Other intangible assets	64,356	3.0	61,916	2.9
Deferred income taxes and other assets	38,942	1.7	42,941	2.1

Total	¥2,175,197	100.0	¥2,105,146	100.0

Liabilities and Shareholders’ Equity

Millions of yen

	As of September 30, 2008		As of March 31, 2008
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥106,045		¥108,890
Current maturities of long-term debt	97,959		107,928
Trade notes, accounts payable and bills payable	379,180		387,104
Income taxes payable	34,705		52,453
Deferred income taxes and other current liabilities	197,297		205,157

Total current liabilities	815,186	37.5	861,532	40.9

Long-term liabilities
Long-term debt	284,729		235,277
Liability for pension and retirement benefits	37,783		38,910
Deferred income taxes and other liabilities	48,049		52,062

Total long-term liabilities	370,561	17.0	326,249	15.5

Minority interests	33,661	1.6	30,239	1.5

Shareholders’ equity
Common stock	67,870		67,870
Capital surplus	139,941		138,170
Retained earnings:
Appropriated for legal reserve	26,990		26,714
Unappropriated	764,147		685,986
Accumulated other comprehensive income (loss)	(38,053)		(28,779)
Treasury stock	(5,106)		(2,835)

Total shareholders’ equity	955,789	43.9	887,126	42.1

Total	¥2,175,197	100.0	¥2,105,146	100.0

(2) Consolidated Statements of Income

Six months ended September 30, 2008

Millions of yen

	Six months ended September 30, 2008
		Ratio (%)
Net sales	¥1,211,288	100.0
Cost of sales	885,675	73.1
Selling, general and administrative expenses	166,224	13.7
Other operating income (expenses)	265	0.0

Operating income	159,654	13.2

Other income (expenses)	(2,926)
Interest and dividend income	4,414	0.4
Interest expense	(7,565)	(0.6)
Other-net	225	0.0

Income before income taxes, minority interests and equity in earnings of affiliated companies	156,728	12.9

Income taxes	53,401	4.4
Income before minority interests and equity in earnings of affiliated companies	103,327	8.5
Minority interests in income of consolidated subsidiaries	(4,320)	(0.4)
Equity in earnings of affiliated companies	1,334	0.1

Net income	¥100,341	8.3

		Yen
Net income per share
Basic	100.82
Diluted	100.72

Three months ended September 30, 2008

Millions of yen

	Three months ended September 30, 2008
		Ratio (%)
Net sales	¥604,456	100.0
Cost of sales	445,839	73.8
Selling, general and administrative expenses	80,882	13.4
Other operating income (expenses)	(1,345)	(0.2)

Operating income	76,390	12.6

Other income (expenses)	(12,430)
Interest and dividend income	1,814	0.3
Interest expense	(3,636)	(0.6)
Other-net	(10,608)	(1.8)

Income before income taxes, minority interests and equity in earnings of affiliated companies	63,960	10.6

Income taxes	20,455	3.4
Income before minority interests and equity in earnings of affiliated companies	43,505	7.2
Minority interests in income of consolidated subsidiaries	(1,467)	(0.2)
Equity in earnings of affiliated companies	572	0.1

Net income	¥42,610	7.0

		Yen
Net income per share
Basic	42.81
Diluted	42.78

(3) Consolidated Statement of Cash Flows

Millions of yen

Six months ended September 30, 2008
Operating activities
Net income	¥100,341
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,914
Deferred income taxes	51
Net loss (gain) from sale of investment securities and subsidiaries	1,311
Net loss (gain) on sale of property	(62)
Loss on disposal of fixed assets	1,273
Pension and retirement benefits, net	(42)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(2,515)
Decrease (increase) in inventories	(42,501)
Increase (decrease) in trade payables	(10,104)
Increase (decrease) in income taxes payable	(18,240)
Other, net	(17,029)

Net cash provided by operating activities	58,397

Investing activities
Capital expenditures	(68,586)
Proceeds from sale of property	6,894
Proceeds from sale of available for sale investment securities	147
Purchases of available for sale investment securities	(9,318)
Acquisition of subsidiaries and equity investees, net of cash acquired	302
Collection of loan receivables	4,959
Disbursement of loan receivables	(3,386)
Decrease (increase) in time deposits	(1,519)

Net cash used in investing activities	(70,507)

Financing activities
Proceeds from long-term debt	77,173
Repayments on long-term debt	(41,148)
Increase (decrease) in short-term debt, net	(3,182)
Repayments of capital lease obligations	(20,378)
Sale (purchase) of treasury stock, net	(2,791)
Dividends paid	(21,904)
Other, net	(1,481)

Net cash used in financing activities	(13,711)

Effect of exchange rate change on cash and cash equivalents	1,027

Net increase (decrease) in cash and cash equivalents	(24,794)

Cash and cash equivalents, beginning of year	102,010

Cash and cash equivalents, end of period	¥77,216

(4) Notes on Premise Going Concern

Not applicable.

(5) Business Segment Information

Six months ended September 30, 2008

< Information by Business Segment >

Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,050,225	161,063	1,211,288	—	1,211,288
Intersegment	2,726	13,022	15,748	(15,748)	—
Total	1,052,951	174,085	1,227,036	(15,748)	1,211,288
Segment profit	148,748	13,944	162,692	(3,303)	159,389

Notes:	1)	Starting in the current fiscal year under review, after the reassessment of its management decision-making units, Komatsu has changed its business segmentation to the following two segments of a) Construction, Mining and Utility Equipment, and b) Industrial Machinery and Others.

	2)	Business categories and principal products & services included in each business segment are as follows:

		a) Construction, Mining and Utility Equipment

		Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, engines & components, casting products, industrial vehicles, and logistics

		b) Industrial Machinery and Others

		Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

	3)	Transfers between segments are made at estimated arm’s-length prices.

< Information by Region >

Millions of yen

	Japan	Americas	Europe & CIS	Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	480,584	279,166	188,206	263,332	1,211,288	—	1,211,288
Intersegment	239,197	26,369	12,004	21,020	298,590	(298,590)	—
Total	719,781	305,535	200,210	284,352	1,509,878	(298,590)	1,211,288
Segment profit	68,542	37,937	19,418	42,278	168,175	(8,786)	159,389

Note: Transfers between segments are made at estimated arm’s-length prices.

< Overseas Sales >

Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	300,983	200,521	474,827	976,331
Consolidated net sales	—	—	—	1,211,288
Ratio of overseas sales to consolidated net sales (%)	24.8	16.6	39.2	80.6

Notes:	1)	Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

	2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

		a) Americas:	North America and Latin America

		b) Europe & CIS:	Germany, U.K., and Russia

		c) Others:	China, Oceania, Southeast Asia, Middle East and Africa

Three months ended September 30, 2008

< Information by Business Segment >

				Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	516,147	88,309	604,456	—	604,456
Intersegment	1,307	7,032	8,339	(8,339)	—
Total	517,454	95,341	612,795	(8,339)	604,456
Segment profit	70,363	9,176	79,539	(1,804)	77,735

Notes:	1)	Starting in the current fiscal year under review, after the reassessment of its management decision-making units, Komatsu has changed its business segmentation to the following two segments of a) Construction, Mining and Utility Equipment, and b) Industrial Machinery and Others.

	2)	Business categories and principal products & services included in each business segment are as follows:

		a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, engines & components, casting products, industrial vehicles, and logistics

		b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

	3)	Transfers between segments are made at estimated arm’s-length prices.

< Information by Region >

						Millions of yen

	Japan	Americas	Europe & CIS	Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	263,855	139,835	80,188	120,578	604,456	—	604,456
Intersegment	119,389	15,977	5,759	10,721	151,846	(151,846)	—
Total	383,244	155,812	85,947	131,299	756,302	(151,846)	604,456
Segment profit	35,516	20,949	7,340	19,883	83,688	(5,953)	77,735

Note:	Transfers between segments are made at estimated arm’s-length prices.

< Overseas Sales >

			Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	153,325	91,652	231,059	476,036
Consolidated net sales	—	—	—	604,456
Ratio of overseas sales to consolidated net sales (%)	25.4	15.2	38.2	78.8

Notes:	1)	Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

	2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

		a)	Americas:	North America and Latin America

		b)	Europe & CIS:	Germany, U.K., and Russia

		c)	Others:	China, Oceania, Southeast Asia, Middle East and Africa

(6) Note in case of a notable change in the amount of shareholders’ equity

There is nothing applicable. For any changes, please refer to Consolidated Statement of Shareholders’ Equity below.

Consolidated Statement of Shareholders’ Equity

Millions of yen

Six months ended September 30,2008
Common stock
Balance, beginning of year	¥67,870

Balance, end of period	¥67,870

Capital surplus
Balance, beginning of year	¥138,170
Sales of treasury stock	1,702
Issuance and exercise of stock acquisition rights	69

Balance, end of period	¥139,941

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥26,714
Transfer from unappropriated retained earnings	276

Balance, end of period	¥26,990

Unappropriated retained earnings
Balance, beginning of year	¥685,986
Net income	100,341
Cash dividends paid	(21,904)
Transfer to retained earnings appropriated for legal reserve	(276)

Balance, end of period	¥764,147

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)
Other comprehensive income (loss), net of tax	(9,274)

Balance, end of period	¥(38,053)

Treasury stock
Balance, beginning of year	¥(2,835)
Purchase of treasury stock	(3,050)
Sales of treasury stock	779

Balance, end of period	¥(5,106)

Total shareholders’ equity	¥955,789

Disclosure of comprehensive income (loss)
Net income	¥100,341
Other comprehensive income (loss), net of tax	(9,274)

Comprehensive income	¥91,067

[Reference]

Financial Statements for Six Months of the Previous Fiscal Year

(1) Condensed Consolidated Statement of Income

	Millions of yen

	Six months ended September 30, 2007
		Ratio (%)
Net sales	¥1,080,042	100.0
Cost of sales	767,689	71.1
Selling, general and administrative expenses	150,607	13.9
Other operating income (expenses)	1,226	0.1

Operating income	162,972	15.1

Other income (expenses)
Interest and dividend income	5,126	0.5
Interest expense	(8,383)	(0.8)
Other-net	(1,131)	(0.1)

Other income (expenses)	(4,388)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	158,584	14.7

Income taxes	58,345	5.4
Minority interests in income of consolidated subsidiaries	(4,727)	(0.4)
Equity in earnings of affiliated companies	3,310	0.3

Income from continuing operations	98,822	9.1

Income from discontinued operations	4,978	0.5

Net income	¥103,800	9.6

(2) Consolidated Statement of Cash Flows

Millions of yen

Six months ended September 30, 2007
Operating activities
Net income	¥103,800
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,018
Deferred income taxes	18,361
Net loss (gain) from sale of investment securities and subsidiaries	(8,190)
Net loss (gain) on sale of property	(418)
Loss on disposal of fixed assets	1,051
Impairment loss on long-lived assets held for use	59
Pension and retirement benefits, net	(9,886)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	2,243
Decrease (increase) in inventories	(37,292)
Increase (decrease) in trade payables	(10,165)
Increase (decrease) in income taxes payable	(20,518)
Other, net	11,639

Net cash provided by operating activities	86,702

Investing activities
Capital expenditures	(52,719)
Proceeds from sale of property	5,703
Proceeds from sale of available for sale investment securities	168
Purchases of available for sale investment securities	(4,274)
Proceeds from sale of subsidiaries, net of cash disposed	16,372
Acquisition of subsidiaries and equity investees, net of cash acquired	2,576
Collection of loan receivables	4,565
Disbursement of loan receivables	(4,720)
Decrease (increase) in time deposits	(1,087)

Net cash used in investing activities	(33,416)

Financing activities
Proceeds from long-term debt	30,514
Repayments on long-term debt	(41,832)
Increase (decrease) in short-term debt, net	4,823
Repayments of capital lease obligations	(5,383)
Sale (purchase) of treasury stock, net	811
Dividends paid	(17,899)
Other, net	1,478

Net cash used in financing activities	(27,488)

Effect of exchange rate change on cash and cash equivalents	(451)

Net increase (decrease) in cash and cash equivalents	25,347

Cash and cash equivalents, beginning of year	92,199

Cash and cash equivalents, end of period	¥117,546

(3) Business Segment Information

< Information by Business Segment >

Millions of yen

	Six months ended September 30, 2007
	Sales	Segment profit	Segment profit ratio (%)
Construction and Mining Equipment	927,772	146,194	15.8
Industrial Machinery, Vehicles and Others	216,810	16,928	7.8
Subtotal	1,144,582	163,122	14.3
Corporate & elimination	(64,540)	(1,376)	—
Total	1,080,042	161,746	15.0

Other operating income (expenses)		1,226
Operating income		162,972

Interest and dividend income		5,126
Interest expense		(8,383)
Other-net		(1,131)
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies		158,584

Notes:	1) Although Komatsu has changed its business segmentation starting in the current fiscal year under review, the above figures are presented according to the old segmentation.

2) Sales amount of every business segment includes intersegment transactions as below:

Construction and Mining Equipment	13,420
Industrial Machinery, Vehicles and Others	51,120

Total	64,540

< Information by Region >

Millions of yen

	Six months ended September 30, 2007
	Sales	Segment profit	Segment profit ratio (%)
Japan	596,833	81,459	13.6
The Americas	290,688	31,994	11.0
Europe & CIS	227,267	25,479	11.2
Others	242,205	31,769	13.1
Subtotal	1,356,993	170,701	12.6
Corporate & elimination	(276,951)	(8,955)	—
Total	1,080,042	161,746	15.0

Note:	Sales by region includes inter-region transactions.

< Overseas Sales >

Millions of yen

	The Americas	Europe & CIS	Others	Total
Overseas sales	277,882	213,073	354,635	845,590
Consolidated net sales	—	—	—	1,080,042
Ratio of overseas sales to consolidated net sales (%)	25.7	19.7	32.9	78.3

Notes:	1) Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.

2) Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

	a) The Americas:	North America and Latin America

	b) Europe & CIS:	Germany, U.K. and Russia

	c) Others:	China, Australia, and Southeast Asia

(end)

For Immediate Release

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 29, 2008
URL: http://www.komatsu.com/

Komatsu to Purchase Its Own Shares

(Share Purchase According to the Articles of Incorporation Pursuant to Article 165,

Paragraph 2 of the Corporation Act)

Komatsu Ltd. (hereinafter “Company”) hereby announces that at the meeting of the Board of Directors held on October 29, 2008, pursuant to Article 156 of the Corporation Act of Japan as modified by Article 165, Paragraph 3 of the Act, the Company resolved the purchase of its own shares.

Notes

1. Reason for Purchase of Its Own Shares

To improve capital efficiency and promote redistribution of profits to shareholders

2. Shares to be Purchased by the Company

(1) Type of shares to be purchased:	Outstanding common stock of Komatsu Ltd.

(2) Total number of shares to be purchased:	Up to 40,000,000 shares

(4.01% of total outstanding shares excluding treasury stock)

(3) Total cost of purchase:	Up to 30 billion yen

(4) Period of purchase:	From November 5 to December 30, 2008

[Reference]

Treasury Stock as of September 30, 2008

(1) Number of shares outstanding (excluding treasury stock):	995,412,253 shares

(2) Number of shares held as treasury stock:	3,331,807 shares

(end)